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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Extension Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 West End Ave., Ste 685
(No. and Street)

Nashville (City) Tennessee (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will Fitzgibbon 615-250-1596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550 (Address) Nashville, (City) Tennessee (State) 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXTENSION ADVISORS, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Will Fitzgibbon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Extension Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

My Commission Exp. Mar. 22, 2008

PATSY M. WILLIAMS NOTARY PUBLIC AT LARGE DAVIDSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXTENSION ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2007 and 2006

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Extension Advisors, LLC

We have audited the accompanying statements of financial condition of Extension Advisors, LLC (the "Company") (formerly Fitzgibbon & Associates, LLC) as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extension Advisors, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 25, 2008

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 157,428	$ 117,960
Accounts receivable	33,368	36,119
Prepaid expenses and other	2,175	982
Property and equipment, net of accumulated depreciation of $6,053 and $3,849, respectively	6,203	8,407
Total assets	$ 199,174	$ 163,468
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$ 34,089	$ 1,407
Total liabilities	34,089	1,407
Member's equity	165,085	162,061
Total liabilities and member's equity	$ 199,174	$ 163,468

See accompanying notes.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
STATEMENTS OF INCOME
For the years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Consulting income	$ 327,200	$ 710,217
Other income	63,866	13,810
Total revenues	391,066	724,027
Expenses:		
Commissions paid to sole member	189,000	589,330
Professional fees	138,837	54,264
Rent	17,848	12,600
Travel	7,453	11,559
Employee benefits	8,731	11,126
Regulatory expenses	13,959	6,874
Other	6,612	4,996
Telephone	3,398	4,812
Depreciation	2,204	2,026
Total expenses	388,042	697,587
Net income	$ 3,024	$ 26,440

See accompanying notes.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2007 and 2006

	2007	2006
Balance at December 31, 2006	$ 162,061	$ 135,621
Net income	3,024	26,440
Balance at December 31, 2007	$ 165,085	$ 162,061

See accompanying notes.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 3,024	$ 26,440
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,204	2,026
Changes in operating assets and liabilities:		
Accounts receivable	2,751	(20,043)
Prepaid expenses	(1,193)	3,133
Accounts payable and accrued expenses	32,682	1,062
Net cash provided by operating activities	39,468	12,618
Cash flows from investing activities:		
Purchase of property and equipment	-	(2,929)
Net cash used in investing activities	-	(2,929)
Net increase in cash and cash equivalents	39,468	9,689
Cash and cash equivalents, beginning of year	117,960	108,271
Cash and cash equivalents, end of year	$ 157,428	$ 117,960

See accompanying notes.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Extension Advisors, LLC (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. It operates as a Tennessee limited liability company (LLC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances that at times may exceed federally insured limits. However, management believes credit risk is minimal as accounts are maintained at high quality financial institutions.

Property and equipment

Property and equipment is recorded at cost. Depreciation is provided in amounts necessary to allocate the cost of the assets over their expected useful lives using the straight-line method.

Income taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on his personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consists of the following:

	2007	2006
Furniture and fixtures	$ 6,844	$ 6,844
Computer equipment	5,412	5,412
	12,256	12,256
Less: Accumulated depreciation	(6,053)	(3,849)
	$ 6,203	$ 8,407

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2007 and 2006.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of financial advisory fees from various entities. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – COMMISSION PAYMENTS TO MEMBER

The Company paid fees of $189,000 and $589,330 to its sole member during 2007 and 2006 respectively. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $123,339 and $116,553, which was $118,339 and $111,553 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

Schedule I

	2007	2006
Computation of basic net capital requirement:		
Net worth per financial statement	$ 165,085	$ 162,061
Total nonallowable assets	(41,746)	(45,508)
Net capital	$ 123,339	$ 116,553
Minimum net capital requirement	$ 2,272	$ 94
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 118,339	$ 111,553
Excess net capital at 1000%	$ 119,930	$ 116,412

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2007 and 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007 and 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2007 and 2006

The net capital computed on page 10 and the Company's computation of net capital on its December 31, 2007 and 2006 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
(FORMERLY FITZGIBBON & ASSOCIATES, LLC)
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO
METHODS OF CONSOLIDATION
December 31, 2007 and 2006

Not Applicable

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Extension Advisors, LLC
Nashville, TN

In planning and performing our audit of the financial statements and supplemental schedules of Extension Advisors, LLC (the "Company") (formerly Fitzgibbon & Associates, LLC) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such as that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 25, 2008

END